# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.3% of the class)
- Broadwood Capital, Inc. (CIK 0001278387): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.3% of the class)
- Neal C. Bradsher (CIK 0001278388): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 13,519,491; sole dispositive power 25,900; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,545,391 (27.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630

## Item 2. Identity and Background
Name of person filing: (a), (f) The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen ("Mr. Bradsher", and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").
Residence or business address: (b), (c) Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 13,519,491 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 13,519,491 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 13,545,391 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 5, 2025, the Issuer announced that it had entered into a definitive merger agreement through which Alcon will acquire the Issuer. The Reporting Persons presently intend to vote against the merger and have issued a press release on this topic today that is attached as Exhibit B.

The Reporting Persons also continue to explore strategic alternatives to the merger, including through contact with possible alternative strategic and financial partners for the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into account the merger agreement. Depending on various factors including, without limitation, the Issuer's financial position, the terms of the merger agreement, a potential superior offer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board, other significant shareholders, potential alternative strategic and financial partners for the Issuer, and others regarding alternatives that could be employed to create additional shareholder value, whether in the near or long term.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(d) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 13,519,491 Shares, constituting 27.3% of the Shares, based upon 49,553,035 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 13,519,491 Shares, constituting 27.3% of the Shares, based upon 49,553,035 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 13,545,391 Shares, constituting 27.3% of the Shares, based upon 49,553,035 Shares outstanding as of the date hereof. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Press Release

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher*, Neal C. Bradsher / President of Broadwood Capital, Inc. (09/02/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher*, Neal C. Bradsher / President (09/02/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher*, Neal C. Bradsher (09/02/2025)
Comment: * This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.